CONCORDE INTERNATIONAL GROUP LTD

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

November 26, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer
Angela Lumley
Jenna Hough
Dietrich King

Re:	Concorde International Group Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed November 5, 2024
File No. 333-281799

Ladies and Gentlemen:

We hereby submit the responses of Concorde International Group Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 19, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1 filed on November 5, 2024. Concurrently with the submission of this letter, the Company is submitting an Amendment No.3 to Registration Statement (the “Amendment No.3”) on Form F-1 via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form F-1 filed November 5, 2024

Unaudited Consolidated Financial Statements as of and for the six months ended June 30, 2024 and 2023

Notes to Unaudited Consolidated Financial Statements

14. Equity, page F-74

1.	It appears from your disclosure that you issued 20,788,886 Class B Ordinary Shares to members of the Board, executive officers or their affiliates and existing shareholders, for total consideration of $208. Please tell us how you accounted for the issuance of these shares, specifically, how you determined the fair value and the reasons for any differences between those valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised our financial statements for the six month period ending June 30, 2024 to reflect total share-based compensation for the 20,788,886 Class B Ordinary Shares that were issued on March 18, 2024 of $83,155,336 (the “Share Based Compensation Amount”) instead of $208. The Share Based Compensation Amount is based upon a price per share of $4.00, which is the expected public offering price per share. The difference between the fair value and nominal value of $208 that was paid by the recipients of the 20,788,886 Class B Ordinary Shares was recognized through the unaudited consolidated statements of profit or loss and other comprehensive income for the six month period ended June 30, 2024 as share-based compensation. Details of this treatment can be found on page F-75.

The Company utilized unlevered discounted cash flow method, analyzing growth projections and benchmarking against comparable companies. The projected unlevered free cash flows for the next five years and the terminal value, calculated in year 5 using the perpetuity growth method with an estimated 3% growth rate, were discounted. The weighted average cost of capital (WACC) was estimated at 10.6%.

To value the Company, we applied the average enterprise value to the Company’s last twelve months revenue (EV/LTM Revenue) multiple of 4.6x, derived from 10 comparable security companies traded on major exchanges, with market caps ranging from $7.3 million to $3.7 billion. These peers were selected based on financial profiles, industry, and geographic focus, with the metric chosen due to many peers being unprofitable. However, given the Company’s profitability and growth potential, a higher multiple of 5.5x was deemed appropriate. With EV/LTM Revenue of $16.3 million, this implies an enterprise value of $80.9 million. The Company plans to offer 1,250,000 Class A ordinary shares at $4.00 each for its initial public offering, with 20,888,886 Class B Ordinary Shares outstanding pre-offering.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +65 2960802 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Concorde International Group Ltd.

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC